OFFERING CIRCULAR SUPPLEMENT NO. 1 DATED OCTOBER 16, 2019

(To the offering circular dated February 22, 2019)

Filed pursuant to Rule 253(g)(2)

File No. 024-10875

VORTEX BRANDS CO.
(Exact name of registrant as specified in its charter)

COLORADO	81-1007448
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

3511 Del Paso Road, STE 160 PMB 208	Sacramento, CA 95835
(Address of principal executive offices)	(City, State, ZIP Code)

The address for our corporate agent of service:

1942 Broadway Street, Suite 314C, Boulder, CO 80302

213-260-0321

(Registrant’s telephone number, including area code)

www.VortexGreenEnergy.com

This document (the “Supplement”) supplements, and should be read in conjunction with, the offering circular of Vortex Brands Co. (the “Company,” “Vortex”, “we,” “us,” or “our”) dated February 22, 2019 and originally qualified February 25, 2019 (“Offering Circular”). Unless otherwise defined in this Supplement, capitalized terms used herein shall have the same meanings as set forth in the Offering Circular, including the disclosures incorporated by reference therein.

The purpose of this Supplement is primarily to disclose a change in the fixed price of our offering from $0.005 to $0.004 for the remaining duration of the offering.

The following sections of the offering circular are revised:

PART II

1.	COVER PAGE: The 2nd paragraph and the table have been amended to reflect the change to the fixed price and to increase the minimum share purchase - no other changes to section.

In this public offering we, “VORTEX BRANDS” are offering 1,000,000,000 shares of our common stock. The offering is being made on a self-underwritten, “best efforts” basis. For additional information regarding the methods of sale, you should refer to the section entitled “Plan of Distribution” in this offering. Each investor must purchase a minimum of 250 shares. The shares offered by the Company will be sold on our behalf by our Chief Executive Officer, Todd Higley. Mr. Higley is deemed to be an underwriter of this offering. He will not receive any commissions or proceeds for selling the shares on our behalf. There is uncertainty that we will be able to sell any of the 1,000,000,000 shares being offered herein by the Company. All of the shares being registered for sale by the Company will be sold at a fixed price of $0.004 per share for the remaining duration of the Offering. There is no minimum amount we are required to raise from the shares being offered by the Company and any funds received will be immediately available to us. There is no guarantee that we will sell any of the securities being offered in this offering. Additionally, there is no guarantee that this Offering will successfully raise enough funds to institute our company’s business plan. Additionally, there is no guarantee that a public market will ever develop, and you may be unable to sell your shares.

		SELLING	NET PROCEEDS TO
SHARES OFFERED BY COMPANY	PRICE TO PUBLIC	AGENT COMMISSIONS	THE COMPANY
Per Share	$0.004	Not applicable	$0.004
Minimum Purchase	$1.00	Not applicable	$1.00
Total (1,000,000,000 shares)	$4,000,000	Not applicable	$4,000,000

2.	OFFERING CIRCULAR SUMMARY: This Offering – paragraph 2 and sub sections referring to Securities being offered by the Company, Offering price per share, Market for the common shares have been amended - no other changes to section.

We have 207,050,000 shares of common stock issued and outstanding. Through this offering, we intend to register 1,000,000,000 (one billion) shares for offering to the public. The price at which we offer these shares is fixed at $0.004 per share for the remaining duration of the offering. There is no arrangement to address the possible effect of the offering on the price of the stock. We will receive all proceeds from the sale of the common stock.

Securities being offered by the Company

1,000,000,000 shares of common stock, at a fixed price of $0.004 offered by us in a direct offering. Our offering will terminate upon the earliest of (i) such time as all of the common stock has been sold pursuant to the Offering Statement or (ii) 365 days from the qualified date of this offering circular unless extended by our Board of Directors for an additional 90 days. We may however, at any time and for any reason terminate the offering.

Offering price per share	We will sell the shares at a fixed price per share of $0.004 for the duration of this Offering.
…
Market for the common shares	There is no public market for the common shares on OTC PINKS under the symbol “VTXB”. As of January 24, 2018, VTXB price was at $0.0025 per share. The last transaction price was at $0.0025.
The offering price for the shares will remain at $0.004 per share for the remaining duration of the offering.

3.	Risks Related To This Offering - Investing in our company may result in an immediate loss because buyers will pay more for our common stock than what the pro rata portion of the assets are worth. Paragraph 2 amended - no other changes to section.

The arbitrary offering price of $0.004 per share as determined herein is substantially higher than the net tangible book value per share of our common stock. Our assets do not substantiate a share price of $0.004. This premium in share price applies to the terms of this offering. The offering price will not change for the remaining duration of the offering even if we obtain a listing on any exchange or become quoted on the OTC Markets.

4.	DILUTION – Paragraph 1 and the corresponding tables are amended – no other changes to this section.

The price of the current offering is fixed at $0.004 per share. This price is significantly higher than the price paid by the Company’s officers and directors and early investors which was $0.001 and $0.002, respectively.

	Shares Issued		Total Consideration		Price
	Number	Percent	Amount	Percent	Per Share
Existing Shareholders	207,050,000	17.2%	$234,000	5.5%	$0.0011
Purchasers of Shares	1,000,000,000	82.8%	$4,000,000	94.5%	$0.004
Total	1,207,050,000	100%	$4,234,000	100%	$0.0035

The following table sets forth the difference between the offering price of the shares of our Common Stock being offered by us, the net tangible book value per share, and the net tangible book value per share after giving effect to the offering by us, assuming that 25%, 50%, 75% and 100% of the offered shares are sold. Net tangible book value per share represents the amount of total tangible assets less total liabilities divided by the number of shares outstanding as of August 31, 2018. Totals may vary due to rounding.

	25% of offered shares are sold	50% of offered shares are sold	75% of offered shares are sold	100% of offered shares are sold
Offering Price	$0.004	$0.004	$0.004	$0.004
	per share	per share	per share	per share

Net tangible book value at August 31, 2018	$(0.00002)	$(0.00002)	$(0.00002)	$(0.00002)
	per share	per share	per share	per share

Net tangible book value after giving effect to the offering	$0.0021	$0.0028	$0.0031	$0.0033
	per share	per share	per share	per share

Increase in net tangible book value per share attributable to cash payments made by new investors	$0.0021	$0.0028	$0.0031	$0.0033
	per share	per share	per share	per share

Per Share Dilution to New Investors	$0.0019	$0.0012	$0.0009	$0.0007
	per share	per share	per share	per share

Percent Dilution to New Investors	52.5%	70.0%	77.5%	82.4%

5.	PLAN OF DISTRIBUTION – Paragraphs 1 and 5 are amended – no other changes to this section.

Our common stock offered through this offering is being made by the Company through a direct public offering. Our Common Stock may be sold or distributed from time to time by the Company utilizing general solicitation through the internet, social media, and any other means of widespread communication. The sale of our common stock offered by us through this offering may be effected by one or more of the following methods: internet, social media, and any other means of widespread communication including but not limited to crowdfunding sites, ordinary brokers’ transactions; transactions involving cross or block trades; through brokers, dealers, or underwriters who may act solely as agents; in other ways not involving market makers or established business markets, including direct sales to purchasers or sales effected through agents; in privately negotiated transactions; or any combination of the foregoing. Brokers, dealers, underwriters, or agents participating in the distribution of the shares as agents may receive compensation in the form of commissions, discounts, or concessions from the Company and/or purchasers of the common stock for whom the broker-dealers may act as agent. The Company has 207,050,000 shares of common stock issued and outstanding as of the date of this offering circular. The Company is registering an additional 1,000,000,000 shares of its common stock for sale at the price of $0.004 per share.

…

The Company will receive all proceeds from the sale of the 1,000,000,000 shares being offered on behalf of the company itself. The price per share is fixed at $0.004 for the duration of this offering. Our common stock is listed on a public exchange and quoted over-the counter, OTC PINK, under the symbol, VTXB. The Company’s shares may be sold to purchasers from time to time directly by and subject to the discretion of the Company. The shares of common stock sold by the Company may be occasionally sold in one or more transactions; all shares sold under this offering circular will be sold at a fixed price of $0.004 per share.

6.	USE OF PROCEEDS TO COMPANY: Paragraph 1 and the dollar amounts in the table are amended - no other changes to this section.

Our offering is being made on a self-underwritten basis: no minimum number of shares must be sold in order for the offering to proceed. The offering price per share is $0.004. The following table sets forth the uses of proceeds assuming the sale of 100%, 75%, 50%, and 25% of the securities offered for sale by the Company. There is no assurance that we will raise the full $4,000,000 as anticipated.

If 1,000,000,000 shares (100%) are sold:

Next 12 months

Planned Actions	Estimated Cost to Complete
Salary for current or future employees	$800,000
Development costs associated with current projects	2,500,000
Development costs for future projects	200,000
Marketing and distribution costs of product(s)	500,000
TOTAL	$4,000,000

If 750,000,000 shares (75%) are sold:

Next 12 months

Planned Actions	Estimated Cost to Complete
Salary for current or future employees	$600,000
Development costs associated with current projects	1,900,000
Development costs for future projects	150,000
Marketing and distribution costs of product(s)	350,000
TOTAL	$3,000,000

If 500,000,000 shares (50%) are sold:

Next 12 months

Planned Actions	Estimated Cost to Complete
Salary for current or future employees	$500,000
Development costs associated with current projects	1,100,000
Development costs for future projects	100,000
Marketing and distribution costs of product(s)	300,000
TOTAL	$2,000,000

If 250,000,000 shares (25%) are sold:

Next 12 months

Planned Actions	Estimated Cost to Complete
Salary for current or future employees	$300,000
Development costs associated with current projects	500,000
Development costs for future projects	50,000
Marketing and distribution costs of product(s)	150,000
TOTAL	$1,000,000

The above figures represent only estimated costs for the next 12 months.

7.	Item 14: Securities Being Offered, Preferred Stock: Paragraph 11 amended - no other changes to this section.

The anti-dilution feature will not be triggered because of this offering since the price of the current offering is fixed at $0.004 per share, higher than the as-issued price of Series C Preferred of $0.001 per share disclosed on page 13 above.

This Supplement is not complete without, and may not be delivered or used except in connection with, the Offering Circular, including the disclosures incorporated by reference therein and all amendments or supplements thereto. The information included in this Supplement modifies and supersedes, in part, the information contained in the Offering Circular only with respect as described above. Any information that is modified or superseded in the Offering Circular shall not be deemed to constitute a part of the Offering Circular, except as so modified or superseded by this Supplement.

We may further amend or supplement the Offering Circular from time to time by filing additional amendments or supplements as required. You should read the entire Offering Circular, including the disclosure incorporated by reference therein, and any amendments or supplements carefully before you make an investment decision.

NO FEDERAL OR STATE SECURITIES COMMISSION HAS APPROVED, DISAPPROVED, ENDORSED, OR RECOMMENDED THIS OFFERING. YOU SHOULD MAKE AN INDEPENDENT DECISION WHETHER THIS OFFERING MEETS YOUR INVESTMENT

OBJECTIVES AND FINANCIAL RISK TOLERANCE LEVEL. NO INDEPENDENT PERSON HAS CONFIRMED THE ACCURACY OR TRUTHFULNESS OF THIS DISCLOSURE, NOR WHETHER IT IS COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS ILLEGAL.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.